  Exhibit 99.1
GENOIL INC.
December 31, 2020
FORM 20-F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Genoil Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Genoil Inc. (the “Company”) as of December 31, 2020, 2019, and 2018 and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Genoil Inc. as of December 31, 2020, 2019, and 2018 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Going Concern Uncertainty

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s present financial situation raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Stock-based compensation to officers, directors, and consultants – Refer to Note 9 to the consolidated financial statements

Critical Audit Matter Description

The Company issues common stock, stock options, and Price Appreciation Certificates to officers, directors, and consultants for various services rendered to the Company. Share-based payments to these individuals are measured at the fair value of the securities issues. For stock options and Price Appreciation Certificates, the payments are measured using a Black-Scholes option pricing model. For the year ended December 31, 2020, stock-based compensation was $729,109.

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures related to the Company’s stock-based compensation expense included:

(1)
For issuances of common stock for services, we compared the prices used for the measurements to independent third party sources of trading prices of GNOLF common stock on the respective issuance dates.

(2)
For stock options and Price Appreciation Certificates, we tested the key factors and assumptions used to develop the Black Scholes measurements in determining that they were reasonable in relation to the consolidated financial statements taken as a whole.

/s/ Michael T. Studer CPA P.C.

Michael T. Studer CPA P.C.

Freeport, New York
April 30, 2021

We have served as the Company’s auditor since 2020.

GENOIL INC.
Consolidated Balance Sheets
(Expressed in US Dollars)

ASSETS

	December 31,	December 31,	December 31,
	2020	2019	2018

CURRENT ASSETS
Cash and cash equivalents	$3,393	$1,359	1,557
Due from related-parties	152,719	1,675,625	1,618,349

Total Current Assets	156,112	1,676,984	1,619,906

Land located in Alberta Canada	43,163	43,163	43,163

OTHER ASSETS
Intangible assets, net	1	1	1

TOTAL ASSETS	$199,276	$1,720,148	1,663,070

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Trade and other payables	$70,086	$60,167	60,167
Accrued interest payable, to related parties	2,216,003	1,782,472	1,444,624
Convertible notes, current portion	-	2,513,748	2,513,748
Due to related parties	64,719	3,875,000	3,812,500

Total Current Liabilities	2,350,808	8,231,387	7,831,039

NON-CURRENT LIABILITIES
Convertible notes, non current portion	4,711,764

Total Non-Current Liabilities	4,711,764	-	-

TOTAL LIABILITIES	7,062,572	8,231,387	7,831,039

STOCKHOLDERS' DEFICIT
Common Stock, no par value; issued and outstanding 596,178,029, 547,303,029, and 532,312,029 shares , respectively	50,460,594	49,847,884	49,463,347
Contributed surplus	32,651,934	32,114,075	29,209,720
Accumulated other
comprehensive income (loss)	(221,860)	(221,860)	(221,860)
Accumulated deficit	(89,753,964)	(88,251,338)	(84,619,176)

Total Stockholders' Deficit	(6,863,296)	(6,511,239)	(6,167,969)

TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIT	$199,276	$1,720,148	1,663,070

The accompanying notes are an intergral part of these consolidated financial statements

GENOIL INC.
Consolidated Statements of Operations
(Expressed in US Dollars)
(Unaudited)

	Year ended December 31,
	2020	2019	2018

REVENUES	$-	$-	$-
COST OF SALES	-	-	-

GROSS PROFIT	-	-	-

OPERATING EXPENSES
Stock based compensation to officers, directors, and consultants	729,109	3,054,402	7,051,639
Occupancy Arrangements with related parties	85,334	62,500	62,500
Other Operating Expenses	254,652	177,412	209,681
Total Operating Expenses	1,069,095	3,294,314	7,323,820

LOSS FROM OPERATIONS	(1,069,095)	(3,294,314)	(7,323,820)

Other Income (Expense)
Finance expense	(433,531)	(337,848)	(301,650)
Gain on derivative liability	-	-	203,152

Total Other Income (Expense) - Net	(433,531)	(337,848)	(98,498)

INCOME (LOSS) BEFORE INCOME TAXES	(1,502,626)	(3,632,162)	(7,422,318)
PROVISION FOR INCOME TAXES	-	-	-

NET INCOME (LOSS)	$(1,502,626)	$(3,632,162)	$(7,422,318)

Weighted average shares outstanding - Basic and Diluted	583,029,532	542,269,974	518,052,821

NET LOSS PER SHAE - Basic and Diluted	$(0.00)	$(0.01)	$(0.01)

The accompanying notes are an intergral part of these consolidated financial statements

GENOIL INC.
Consolidated Statements of Stockholders' Deficit
(Expressed in US Dollars)

				Accumulated Other		Total
	Common Shares	Share Capital	Contributed Surplus	Comprehensive Income (Loss)	Accumulated Deficit	Stockholders' Deficit
Balance as of January 1, 2018	503,793,613	$47,803,672	$22,937,881	$(221,860)	$(77,196,858)	$(6,677,165)

Sale of common shares (and warrants) in private placements	17,425,507	879,875	-	-	-	879,875
Issuance of common shares for services	11,092,909	779,800	-	-	-	779,800
Stock based compensation	-	-	6,271,839	-	-	6,271,839
Net loss for the year ended December 31, 2018	-	-	-	-	(7,422,318)	(7,422,318)

Balance as of December 31, 2018	532,312,029	49,463,347	29,209,720	(221,860)	(84,619,176)	(6,167,969)

Balance as of January 1, 2019	532,312,029	49,463,347	29,209,720	(221,860)	(84,619,176)	(6,167,969)
Sale of common shares (and warrants) in private placements	8,836,667	234,490	-	-	-	234,490
Issuance of common shares for services	6,154,333	150,047	-	-	-	150,047
Stock based compensation	-	-	2,904,355	-	-	2,904,355
Net loss for the year ended December 31, 2019	-	-	-	-	(3,632,162)	(3,632,162)
Balance as of December 31 , 2019	547,303,029	49,847,884	32,114,075	(221,860)	(88,251,338)	(6,511,239)

Balance as of January 1, 2020	547,303,029	$49,847,884	$32,114,075	$(221,860)	$(88,251,338)	$(6,511,239)
Sale of common shares (and warrants) in private placements	42,550,000	421,460	-	-	-	421,460
Issuance of common shares for services	6,325,000	191,250	-	-	-	191,250
Stock based compensation	-	-	537,859	-	-	537,859
Net loss for the year ended December 30, 2020	-	-	-	-	(1,502,626)	(1,502,626)
Balance as of December 31 , 2020	596,178,029	$50,460,594	$32,651,934	$(221,860)	$(89,753,964)	$(6,863,296)

The accompanying notes are an intergral part of these consolidated financial statements

GENOIL INC.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	Year ended December 31,
	2020	2019	2018
OPERATING ACTIVITIES
Net income (loss)	$(1,502,626)	$(3,632,162)	$(7,422,318)
Adjustments to reconcile loss
to cash flows from operating activities:
Derivative liability adjustment	-	-	(203,152)
Stock based compensation	729,109	3,054,402	7,051,639

Changes in operating assets and liabilities
Accrued interest payable	433,531	337,848	301,650
Trade and other payables	9,919	-	-

Net Cash Used in Operating Activities	(330,067)	(239,912)	(272,181)

FINANCING ACTIVITIES
Net change in related party receivables	(154,078)	(57,276)	(669,064)
Net change in related party payables	64,719	62,500	62,500
Cash received from equity investors	421,460	234,490	879,875

Net cash provided by Financing Activities	332,101	239,714	273,311

Increase (Decrease) in Cash	2,034	(198)	1,130
Cash at beginning of year	1,359	1,557	427

Cash at end of period	$3,393	$1,359	$1,557

Supplemental disclosure of cash flow information

Interest Paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Non - Cash financing activities:

Satisfaction of amounts due to David Lifschultz and Bruce Abbott ($3,875,000): Reduction of amounts due from David Lifschultz and Bruce Abbott	$1,676,984	$-	$-
Issuance of new convertible debentures to David Lifschultz and Bruce Abbott	2,198,016	-	-
Total satisfaction of amounts due to David Lifschultz and Bruce Abbott	$3,875,000	$-	$-

  The accompanying notes are an intergral part of these consolidated financial statements

Genoil INC.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2020, 2019, and 2018

(Expressed in US Dollars)

1. REPORTING ENTITY AND GOING CONCERN

Genoil Inc. (“Genoil”) was incorporated under the Canada Business Corporations Act in September 1996. The consolidated financial statements of Genoil Inc. comprise Genoil Inc. and its subsidiaries, Genoil USA Inc., Genoil Emirates LLC (“Emirates LLC”) and Two Hills Environmental Inc. (“Two Hills”) (collectively the “Company”). The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialization of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is quoted on the OTC Markets under the symbol GNOLF. The Company’s registered address is care of Bennett Jones LLP, Suite 4500, 855 - 2nd Street SW, Calgary, Alberta.

These consolidated financial statements have been presented on a going concern basis. The Company reported net losses of $1,502,626, $3,632,162, and $7,422,318 for the years ended December 31, 2020, 2019, and 2018, respectively. The Company used funds in operating activities of $330,067, $239,912, and $272,181 for the years ended December 31, 2020, 2019, and 2018, respectively. The Company had a net working capital deficiency of $2,194,696, $6,554,403, and $6,211,133 at December 31, 2020, 2019, and 2018, respectively. The Company had a stockholders’ deficit of $6,863,296, $6,511,239 and $6,617,969 at December 31, 2020, 2019, and 2018, respectively. These factors indicate material uncertainties that cast substantial doubt about to the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on commercializing its technologies, achieving profitable operations and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expanding its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing the twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the years ended December 31, 2020, 2019, and 2018, the Company received net proceeds of $421,460, $234,490 and $879,875, respectively, pursuant to financing activities.

Management, utilizing close personal relationships, has been successful in raising capital through periodic private placements of the Company’s common shares. Although these shares are subject to a “hold” period on the United States stock markets, the investors’ confidence in the undertakings of management, with respect to future positive market performance of the Company’s common stock, permits this avenue of financing to exist. External sources of debt financing are not available to the Company due to its precarious financial position.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue its operations. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Principles of Consolidation:

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and incorporate the financial statements of Genoil and entities controlled by it. Control is achieved where Genoil has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Genoil has the following subsidiaries:

●
Genoil USA Inc., incorporated in Delaware, United States, which is a wholly owned subsidiary of Genoil.
●
Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Genoil Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of December 31, 2020, Emirates LLC had not yet commenced operations and holds no assets.
●
Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

The financial results of Genoil’s subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by Genoil.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b) Foreign currency translation

The reporting currency of the Company is the United Sates Dollar. The functional currency of Genoil and its subsidiaries is the United States Dollar. Transactions denominated in currencies other than the functional currency are translated at the exchange rates prevailing at the dates of the transactions. Exchange gains and losses are reflected in income.

(c) Use of estimates and judgments

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. By their nature, judgments, estimates and assumptions are subject to measurement uncertainty and changes in such judgments, estimates and assumptions in future periods could result in a material change in future financial statements. Actual results may differ from these estimates.

Judgment is used in situations where there is a choice or assessment required by management. Estimates and underlying assumptions are required on an ongoing basis and revisions are recognized in the year in which such estimates are revised.

(d) Cash and cash equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

(e) Stock-based compensation

The Company grants common stock, stock options, and Price Appreciation Certificates to employees, directors, and consultants for various services rendered to the company. Share-based payments to these individuals are measured at the fair value of the securities issued and amortized over the vesting periods. The amount recognized as a share-based payment expense during a reporting period is adjusted to reflect the number of awards expected to vest. The offset to this recorded cost is to contributed surplus. A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest. At the time of exercise, the consideration and related contributed surplus recognized to the exercise date are credited to share capital.

(f) Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(g) Loss per share

Basic earnings (loss) per share is calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as stock options and warrants. The calculation assumes the proceeds on exercise of options are used to repurchase shares at the current market price. All options and warrants are anti-dilutive when the Company is in a loss position.

(h) Recent accounting pronouncements:

The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial position or operations.

3. DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability. The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value hierarchy is as follows:

▪
Level 1 – quoted prices in active markets for identical assets or liabilities;

▪
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and,

▪
Level 3 – inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents have been measured using level 1 inputs.

The fair value of cash and cash equivalents, due from related parties, trade and other payables, accrued interest payable, convertible notes, and due to related parties approximates their carrying value due to their short term to maturity.

The fair values of stock options and Price Appreciation Certificates are measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected forfeiture rate (based on historic forfeitures), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

4. DUE FROM RELATED PARTIES

Due from related parties consist of:

	December 31,	December 31,	December 31,
Borrower	2020	2019	2018
Lifschultz Enterprise Company LLC (an entity controlled by David Lifschultz, Genoil chief executive officer, and Bruce Abbott, Genoil chief operating officer)	$152,719	$100	$376,544
David Lifschultz	-	837,763	620,903
Bruce Abbott	-	837,762	620,902
Totals	$152,719	$1,675,625	$1,618,349

On July 7, 2020, the Company agreed to satisfy a total of $3,875,000 then owed to David Lifschultz and Bruce Abbott through (1) Company reduction of a total of $1,676,984 of the Company’s receivable balances from David Lifschultz and Bruce Abbott (see above) and (2) Company issuance of new convertible debentures totaling $2,198,016 to David Lifschultz ($1,099,008) and Bruce Abbott ($1,099,008). (see Note 6)

The receivables are non-interest bearing and are due on demand.

5. ACCRUED INTEREST PAYABLE TO RELATED PARTIES

Accrued interest payable to related parties consist of:

	December 31,	December 31,	December 31,
Lender	2020	2019	2018
Lifeschultz Enterprise Company LLC	$1,242,826	$1,062,943	$861,473
Sidney B. Lifschultz 1992 Family Trust (an entity controlled by David Lifschultz)	448,830	383,868	311,110
David Lifschultz	262,178	167,835	136,024
Bruce Abbott	262,169	167,826	136,017
Totals	$2,216,003	$1,782,472	$1,444,624

The accrued interest payable relates to the convertible notes outstanding (see Note 6).

6. CONVERTIBLE NOTES

Convertible notes consist of:

	December 31,	December 31,	December 31,
Lender	2020	2019	2018
Lifeschultz Enterprise Company LLC	$1,499,026	$1,499,026	$1,499,026
Sidney B. Lifschultz 1992 Family Trust	541,353	541,353	541,353
David Lifschultz	1,335,699	236,691	236,691
Bruce Abbott	1,335,686	236,678	236,678
Totals	$4,711,764	$2,513,748	$2,513,748

On July 7, 2020, the Company agreed to satisfy a total of $3,875,000 then owed to David Lifschultz and Bruce Abbott through (1) Company reduction of a total of $1,676,984 of the Company’s receivable balances from David Lifschultz and Bruce Abbott (see Note 4) and (2) Company issuance of new convertible debentures totaling $2,198,016 to David Lifschultz ($1,099,008) and Bruce Abbott ($1,099,008).

The notes bear interest at 12% and their maturity was extended on April 27, 2020 to August 27, 2022. The notes are convertible into shares of Genoil common stock at a price of $0.01 per share ($0.015 per share prior to April 27, 2020).

7. DUE TO RELATED PARTIES

Due to related parties consist of:

	December 31,	December 31,	December 31,
Creditor	2020	2019	2018
Occupancy costs payable to Estate of Sidney B. Lifschultz (an entity controlled by David Lifschultz) for use of Larchmont New York property from 2003 to 2017	$-	$3,750,000	$3,750,000
Occupancy costs payable to Bruce Abbott and David Lifschultz for use of Mamaroneck New York property from January 1, 2018 to September 30,2020	46,875	125,000	62,500
Bruce Abbott	17,844
Totals	$64,719	$3,875,000	$3,812,500

The payables are non-interest bearing and are due on demand.

On July 3, 2020, the Estate of Sidney B. Lifschultz distributed its $3,750,000 receivable from the Company to David Lifschultz ($1,875,000) and Bruce Abbot ($1,875,000).

On July 7, 2020, the Company agreed to satisfy a total of $3,875,000 then owed to David Lifschultz and Bruce Abbott through (1) Company reduction of a total of $1,676,984 of the Company’s receivable balances from David Lifschultz and Bruce Abbott (see Note 4) and (2) Company issuance of new convertible debentures totaling $2,198,016 to David Lifschultz ($1,099,008) and Bruce Abbott ($1,099,008) (see Note 6).

Beginning on October 1, 2020, the Company agreed to reimburse David Lifschultz and Bruce Abbott for out-of-pocket expenses that they incurred on behalf of the company for occupancy and related costs. The amount is €10,780, or approximately $12,800 per month and is split evenly between David Lifschultz and Bruce Abbott. For the year ended December 31, 2020, the total amount was $38,459.

8. SHARE CAPITAL

Preferred Stock

There are 10,000,000 shares of Class A Preferred Stock authorized but none are outstanding.

Common Stock

There are an unlimited number of shares of common stock, no par value, authorized to be issued.

In 2018, the Company sold a total of 17,425,507 shares of common stock (and warrants) in private placements for total proceeds of $879,875.

In 2018, the Company issued 11,092,909 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $779,800.

In 2019, the Company sold a total of 8,836,667 shares of common stock (and warrants) in private placements for total proceeds of $234,490.

In 2019, the Company issued 6,154,333 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $150,047.

During the first quarter of 2020, the Company sold a total of 20,950,000 shares of common stock (and warrants) in private placements for total proceeds of $209,480.

During the first quarter of 2020, the Company issued a total of 3,375,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $69,750.

During the second quarter of 2020, the Company sold a total of 8,550,000 shares of common stock (and warrants) in private placements for total proceeds of $85,490.

During the second quarter of 2020, the Company issued a total of 150,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $1,500.

During the third quarter of 2020, the Company sold a total of 7,950,000 shares of common stock (and warrants) in private placements for total proceeds of $75,500.

During the third quarter of 2020, the Company issued a total of 2,800,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $120,000

During the fourth quarter of 2020, the Company sold a total of 5,100,000 shares of common stock (and warrants) in private placements for total proceeds of $50,990.

Warrants

In conjunction with the private placements, the Company issued warrants to purchase common stock. The following is a summary of the warrants activity for the period December 31, 2017 to December 31, 2020.

Number outstanding at December 31, 2017	61,856,664
Granted	17,425,507
Cancelled	-
Number outstanding at December 31, 2018	79,282,171
Granted	8,836,667
Cancelled	-
Number outstanding at December 31, 2019	88,118,838
Granted	42,550,000
Cancelled	-
Number outstanding at December 31, 2020	130,668,838

At December 31, 2020, the 130,668,838 warrants outstanding had a weighted average exercise price of $0.04 per share, a weighted average remaining contractual life of 2.42 years, and an aggregate intrinsic value of $0.

9. STOCK-BASED COMPENSATION

Stock-based compensation consists of:

	Year Ended
	December 31,	December 31,	December 31,
Type of Security	2020	2019	2018
Price Appreciation Certificates	$398,591	$2,430,766	$6,221,915
Options issued to outside directors and consultants	139,268	473,589	49,924
Common stock issued for services	191,250	150,047	779,800
Totals	$729,109	$3,054,402	$7,051,639

The following is a summary of the compensatory securities activity for the period December 31, 2017 to December 31, 2020:

Common stock equivalent	Price Appreciation Certificates	Options	Total
Number outstanding at December 31, 2017	219,700,000	31,890,000	251,590,000
Granted	142,700,000	1,250,000	143,950,000
Cancelled	-	-	-
Number outstanding at December 31, 2018	362,400,000	33,140,000	395,540,000
Granted	123,700,000	22,950,000	146,650,000
Cancelled	-	-	-
Number outstanding at December 31, 2019	486,100,000	56,090,000	542,190,000
Granted	20,000,000	9,500,000	29,500,000
Cancelled	(138,700,000)	(8,450,000)	(147,150,000)
Number outstanding at December 31, 2020	367,400,000	57,140,000	424,540,000

PRICE APPRECIATION CERTIFICATES

In lieu of compensation the Company has entered into agreements (“Price Appreciation Certificates”) with David Lifschultz and Bruce Abbott whereby, at the request of the executives, the Company agrees to pay the equivalent sum of the rise in the Company’s stock price based on the agreed upon number of shares, from a fixed per share amount to the average of the last 10 trading days (volume weighted average price).

The number of shares reflect a potential salary for the two executives that only exist if the price of the shares rise above the price appreciation base amount. The Company has no obligation to pay the two executives if the stock does not rise. The Company, at its exclusive option and benefit, can proceed with a private placement at the share price on the date of exercise and the executive will subscribe to this private placement for the entire sum advanced by the Company.

The Company accounts for these Price Appreciation Certificates as an equity instrument due to its exclusive option to require a subscription to the private placement as determined by the fair value of the instruments using a Black-Scholes pricing model.

At December 31, 2019, the 486,100,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.04 per share, a weighted average remaining contractual life of 2.84 years, and an aggregate intrinsic value of $0.

At December 31, 2020, the 367,400,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.04 per share, a weighted average remaining contractual life of 2.89 years, and an aggregate intrinsic value of $0.

OPTIONS

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 69,819,579. The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant. The options issued in 2018, 2019, and 2020 all vested immediately.

The fair value of stock options granted during 2020, 2019, and 2018 was estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions:

	2020	2019	2018
Volatility	228.0%-260.7%	213%	260%-292%
Expected life	5 years	5 years	5 years
Risk-free rate	0.29% - 0.66%	1.67%	2.52%
Dividend yield	-	-	-
Forfeiture rate	0%	0%	0%
Stock Price at Valuation	$0.01 - $0.02	$0.02	$0.04 - $0.05
Exercise Price	$0.01	$0.03	$0.04 - $0.05

At December 31, 2019, the 56,090,000 stock options outstanding had a weighted average exercise price of $0.06 per share, a weighted average remaining contractual life of 2.68 years, and an aggregate intrinsic value of $0.

At December 31, 2020, the 57,140,000 stock options outstanding had a weighted average exercise price of $0.05 per share, a weighted average remaining contractual life of 2.50 years, and an aggregate intrinsic value of $0.

10. INCOME TAXES

The provision for income taxes reflects the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The provision for income taxes differs from that computed by applying the statutory United States federal income tax rate of 21% for 2020, 2019, and 2018 to loss before income taxes. The sources of the differences are as follows:

	2020	2019	2018
Income (loss) before income taxes	$(1,502,626)	$(3,632,162)	$(7,422,318)
Expected recovery at statutory tax rate	315,551	762,754	1,558,687
Non-deductible stock-based compensation	(153,113)	(641,424)	(1,480,844)
Non-taxable gain on derivative liability	-	-	42,662
Increase in valuation allowance	(162,438)	(121,330)	(120,505)
Provision for Income Taxes	$-	$-	$-

Based on management’s present assessment, the Company has not yet determined that a deferred tax asset attributable to the future utilization of the net operating loss carryforward as of December 31, 2020 will be realized. Accordingly, the Company has maintained a 100% valuation allowance against the deferred tax asset in the financial statements at December 31, 2020. The Company will continue to review this valuation allowance and make adjustments as appropriate.

Current United States income tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.

All tax years remain subject to examination by major taxing jurisdictions.

11. COMMITMENTS AND CONTINGENCIES

From 2003 to 2017, the Company used a residential property in Larchmont New York owned by the Estate of Sidney B. Lifschultz (an entity controlled by CEO David Lifschultz) for office and marketing purposes. The agreed rental amount for such use was $250,000 per year, or a total of $3,750,000 for the 15 years. The $3,750,000 was unpaid and included in “Due to Related Parties” at December 31, 2019 (see Note 7). On July 3, 2020, the Estate of Sidney B. Lifschultz distributed its $3,750,000 receivable from the Company to David Lifschultz ($1,875,000) and Bruce Abbot ($1,875,000).

On July 7, 2020, the Company agreed to satisfy a total of $3,875,000 then owed to David Lifschultz and Bruce Abbott through (1) Company reduction of a total of $1,676,984 of the Company’s receivable balances from David Lifschultz and Bruce Abbott (see Note 4) and (2) Company issuance of new convertible debentures totaling $2,198,016 to David Lifschultz ($1,099,008) and Bruce Abbott ($1,099,008) (see Note 6).

From January 1, 2018 to September 30, 2020, the Company used a residential property in Mamaroneck New York paid by COO Bruce Abbott and CEO David Lifschultz for office and marketing purposes. The agreed rental amount for such use was $15,625 per quarter. As of December 31, 2020, $46,875 is unpaid and included in “Due to Related Parties” (see Note 7).

Beginning on October 1, 2020, the company agreed to reimburse David Lifschultz and Bruce Abbot for out-of-pocket expenses that they incurred on behalf of the company for occupancy and related cost. The amount is €10,780, or approximately $12,800 per month and is split evenly between David Lifschultz and Bruce Abbott. For the year ended December 31, 2020, the total amount was $38,459.

12. SUBSEQUENT EVENTS

From January 1, 2021 to April 21, 2021, the Company sold a total of 6,550,000 shares of common stock (and warrants) in private placements for proceeds of $65,500.

From January 1, 2021 to April 21, 2021, the Company issued a total of 1,300,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $16,000.

From January 1, 2021 to April 27, 2021, the Company granted a total of 6,000,000 stock options to outside directors and consultants as compensation for services. The fair value of the stock options (at dates of issuance) totaled $59,979.

From January 1, 2021 to April 27, 2021, the Company granted a total of 60,000,000 Price Appreciation Certificates to the CEO and COO as compensation for services. The fair value of the stock options (at dates of issuance) totaled $599,784.